UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 18 December 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #,
P J Bacchus†, T P Goodlace, C E Letton^, P Mahanyele –Dabengwa, R P Menell. S P Reid^, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: TL Harmse (Acting)
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel    +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile    +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile    +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A R E L E A S E
SALARES NORTE RECEIVES
ENVIRONMENTAL APPROVAL

Santiago de Chile, 18 December 2019: Gold Fields Limited (Gold
Fields) (JSE, NYSE: GFI) is pleased to announce that the Atacama
Environmental Assessment Commission today approved the
environmental impact study for its Salares Norte project in Chile.

The environmental approval for the project is a crucial step for Gold
Fields as it evaluates a construction decision. “The company will now formulate a funding plan, update the feasibility study completed earlier this year and proceed to a construction decision during H1 2020,” says
Nick Holland, CEO of Gold Fields.

The potential mine would present a boost for the regional economy with respect to job creation, procurement of goods and services as well as payments of taxes and royalties. It is estimated that about
2,700 jobs would be created during construction of the mine, which –
if given the go-ahead by Gold Fields – would be completed by end-
2022. About 900 workers would be employed once the mine is
operational.

Operational parameters for Salares Norte
The Salares Norte project is located in the Diego de Almagro municipality in the Atacama Region in northern Chile, at between
3,900m and 4,700m above sea level.

Key findings of the feasibility study, announced in February 2019, were:
Capital cost of US$834m for construction
A maiden Mineral Reserve of 3.5Moz of gold and 39Moz of
silver was declared in December 2018. The gold-equivalent
Mineral Reserve is 4.0Moz.
Initial 12-year life-of-mine
·
·
·
·
·
·
Annual throughput of 2Mt of ore
Life-of-mine production of 3.7Moz gold-equivalent
Average annual production of 450koz gold equivalent for the
first seven years at AISC of US$465/oz

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com

Media

Group - Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com

Chile – Constanza Pantaleon
Tel: + 56 2 2352 6417
Mobile: +56 9 9318 2013
Email:
Constanza.Pantaleon@goldfields.com
ends
Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines (including our Asanko Joint Venture)
and one project in Australia, Chile, Ghana, Peru and South Africa, with total attributable annual gold-equivalent production of approximately 2Moz. It has attributable gold Mineral Reserves of around 48.1Moz and gold Mineral Resources of around 96.6Moz. Attributable copper Mineral Reserves total 691 million pounds and Mineral Resources 4,816 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 18 December 2019
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer